Mail Stop 4561

May 11, 2009

Ricardo G. Munoz
Chief Executive Officer
Southern Energy Company, Inc.
100 W. Liberty Street, 10<sup>th</sup> Floor
Reno, NV 89505

      **Re:    Southern Energy Company, Inc.**
              **Form 8-K Filed March 11, 2009**
              **File No. 000-20462**

Dear Mr. Munoz:

      We have reviewed your response letter dated April 30, 2009 in connection with the above-referenced filing and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2009.

Form 8-K/A Filed May 1, 2009

General

1.      Please amend the Form 8-K to add back the Item 4.01 disclosure regarding the engagement of Moore & Associates, Chartered.  Additionally, please consider including a statement to clarify why you are not dismissing a prior accountant.

2.      As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

\* \* \* \* \* \* \*

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant